Exhibit 2.4

DESCRIPTION OF SECURITIES

The following section describes our issued share capital as of April 28, 2026, summarizes the material provisions of our Articles of Association and highlights certain differences in corporate law in Switzerland and the United States.

Capital structure

There were 2,167 shareholders registered in the share register on April 28, 2026. The distribution of shareholdings is divided as follows:

Number of
registered
shareholders
Number of shares	on April 28,2026
1 to 100	180
101 to 1,000	610
1,001 to 10,000	774
10,001 to 100,000	466
100,001 to 1,000,000	127
1,000,001 to 10,000,000	8
Above 10,000,000	2
Total	2,167

The shareholder base on April 28, 2026 was constituted as follows:

Shareholder structure according to category of investors (weighted by number of shares)
Private persons	37.67%
Institutional shareholders	1.81%
Treasury shares / ADSs held by the Group	30.53%
Holders of ADSs listed on Nasdaq not registered in the share register	8.86%
Non-identified	21.13%
Total	100.00%

Shareholder structure by country (weighted by number of shares)
Switzerland	34.27%
United States	0.68%
Other countries	4.52%
Treasury shares / ADSs held by the Group	30.53%
Holders of ADSs listed on Nasdaq not registered in the share register	8.86%
Non-identified	21.13%
Total	100.00%

Capital

As of April 28, 2026, the share capital amounted to CHF 2,186,544.96 consisting of 218,654,496 issued shares with a nominal value of CHF 0.01 per share. As of April 28, 2026, we indirectly held 66,753,159 of our own shares. These shares are recorded as treasury shares.

Capital Band

As of April 28, 2026, and according to Article 3b of the Articles, the Company has a capital band ranging from CHF 2,186,544.96 (lower limit) to CHF 2,765,317.44 (upper limit), authorizing the Board to increase the share capital within the capital band, once or several times and in any amounts, until June 27, 2029 or until an earlier expiry of the capital range. The capital increase may be effected by issuing up to 57,877,248 fully paid-in registered shares with a par value of CHF 0.01 each or by increasing the par value of the existing shares within the limit of the capital range. The capital band does not authorize the Board to reduce the share capital. If the share capital increases as a result of an increase from conditional capital pursuant to Article 3c A) and B) of the Articles, the Board shall increase the lower and upper limits of the capital band accordingly.

In the event of an issue of shares, the subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 5 of the Articles.

In the event of a capital increase within the capital range, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders of third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade of subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such subscription rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

In the event of a share issue the Board of Directors shall be authorized to restrict or exclude the subscription rights of shareholders and allocate such rights to third parties, the Company or any of its Group companies:

•	if the issue price of the new shares is determined by reference to the market price; or
•

for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the advanced subscription rights of existing shareholders; or

•

for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its Group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

•	for the participation of directors and employees at all level of the Company and its Group companies; or
•

for the issuance of shares for conversions under convertible debt instruments, bonds, loans and similar forms of financing of the Company or of a subsidiary company, which are being issued for the purposes of investments or acquisitions; or

•	for the financing of research and clinical development programs and other strategic projects of the Company; or
•

for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

•	for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).

Conditional share capital

As of April 28, 2026 and according to Article 3c(A) of the Articles, the share capital of the Company may be increased by a maximum aggregate amount of CHF 413,349.92 through the issuance of a maximum of 41,334,992 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option rights or subscription rights attached to bons de jouissance which the employees, directors, contractors and/or consultants of the Company or a Group company are granted according to respective regulations of the Board. The pre-emptive rights of the shareholders are excluded. The acquisition of registered shares through the exercise of option rights or subscription rights granted to the holders of bons de jouissance and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in article 5 of the Articles.

According to Article 3c(B) of the Articles, the share capital of the Company may be increased by a maximum aggregate amount of CHF 508,422.56 through the issuance of a maximum of 50,842,256 registered shares, which shall be fully paid-in, with a par value of CHF 0.01 per share by the exercise of option and/or conversion rights which are granted to shareholders of the Company and/or in connection with the issue of convertible debt instruments,bonds, loans, options, warrants or similar obligations or other financial instruments by the Company or another Group company. In the case of such grants of option and/or conversion rights, the advanced subscription right of shareholders is excluded. The holders of option and/or conversion rights are entitled to receive the new shares. The Board shall determine the terms of the option and/or conversion rights. The acquisition of registered shares through the exercise of option or conversion rights and the subsequent transfer of the registered shares shall be subject to the transfer restrictions provided in Article 5 of the Articles.

The Board of Directors is authorized to restrict or exclude the advanced subscription rights of shareholders:

-

if the debt or other financial instruments and/or conversion rights or warrants are issued for the purpose of financing or refinancing of the acquisition of enterprises, parts of an enterprise, or participations or new investments; or

-

if such debt or other financial instruments and/or conversion rights or warrants are issued on the national or international capital markets and for the purpose of a firm underwriting by a banking institution or a consortium of banks with subsequent offering to the public; or

-

if such debt or other financial instruments and/or conversion rights or warrants are issued for raising capital in a fast and flexible manner, which would not be achieved without the exclusion of the advanced subscription rights of the existing shareholders. If the advance subscription rights are excluded by the Board of Directors, the following shall apply: the issuance of convertible bonds or warrants or other financial market instruments shall be made at the prevailing market conditions (including dilution protection provisions in accordance with market practice) and the new shares shall be issued pursuant to the relevant conversion or exercise rights in connection with bond or warrant issue conditions. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 10-year period, in each case from the date of the respective issuance.

Changes in capital

Nominal share capital (rounded)
December 31, 2023(1)	CHF 1,782,345
December 31, 2024	CHF 1,843,545
December 31, 2025	CHF 2,186,545
April 28, 2026	CHF 2,186,545

(1)

The Company’s nominal share capital effectively registered in the commercial register as of December 31, 2023 (i.e, CHF 1,782,345) did not account for the share capital increase by CHF 61,200 through the issuance of 6,120,000 registered shares with a nominal value of CHF 0.01 each out of its conditional share capital during the period between December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants by one investor. Given that the registration of such a share capital increase with the commercial register (made on February 20, 2024) is only declatory in nature, the Company’s effective nominal share capital as of December 31, 2023 was CHF 1,843,545.

Conditional share capital (rounded)
December 31, 2023(2)	CHF 891,173
December 31, 2024	CHF 921,772
December 31, 2025	CHF 921,772
April 28, 2026	CHF 921,772

(2)

The Company’s conditional share capital provided for in the Articles registered in the Commercial register as of December 31, 2023 (ie CHF 891,173) did not account for the share capital increase by CHF 61,200 through the issuance of 6,120,000 registered shares with a nominal value of CHF 0.01 each out of its conditional share capital during the period between December 12, 2023 to December 31, 2023, following the exercise of pre-funded warrants by one investor. The Company’s effectively remaining conditional share capital as of December 31, 2023 was CHF 829,973. The updated Articles were registered in the commercial register on February 20, 2024.

Capital band (rounded) (3)
December 31, 2023	CHF 891,173
December 31, 2024	CHF 921,772
December 31, 2025	CHF 578,772
April 28, 2026	CHF 578,772

(3)	Reference is made to the range of the capital band as stated in the Articles registered in the commercial on the relevant date.

Changes in capital in 2023

As of December 31, 2023, following the issuance of 6,120,000 new registered shares at a nominal value of CHF 0.01 each from its conditional share capital following the exercise of pre-funded warrants by one investor during the period between December 12, 2023 to December 31, 2023, the Company’s share capital increased by CHF 61,200, from CHF 1,782,344.96 to CHF 1,843,544.96. Accordingly, the conditional share capital decreased to CHF 829,972.48. The new nominal share capital and conditional share capital, as well as the corresponding increase of the lower limit of the capital band to CHF 1,843,544.96 and of the upper limit of the capital band to CHF 2,734,717.44, have been registered in the commercial register on February 20, 2024 in accordance with Swiss corporate law.

On December 19, 2023, the shareholders resolved to increase (i) the upper limit of its capital band from CHF 2,030,086.51 to CHF 2,673,517.44, allowing the Board to increase the share capital within a range from CHF 1,782,344.96 (lower limit) to CHF 2,673,517.44 (upper limit) until December 18, 2028 or until an earlier expiry of the capital range, by issuing up to 89,117,248 fully paid-in registered shares with a par value of CHF 0.01 each or by increasing the par value of the existing shares within the limit of the capital range and (ii) the conditional share capital from CHF 276,879.70 to CHF 891,172.48. Such resolution was registered in the commercial register on December 22, 2023.

On December 13, 2023, the Company (i) increased its share capital by CHF 153,000 through the issuance of 15,300,000 new registered shares at a nominal value of CHF 0.01 each from its capital band to its fully owned subsidiary, Addex Pharma SA and (ii) registered in the commercial register a total of 29,986,185 new registered shares at a nominal value of CHF 0.01 each issued from its conditional share capital of which 17,458,950 new registered shares were issued following the exercise of pre-funded warrants by one investor and 12,527,235 new registered shares were issued following the exercise of equity incentive units by Board Members, Executive Managers and employees. As a consequence, a nominal share capital increase by an aggregate amount of CHF 452,861.85, from CHF 1,329,483.11 to CHF 1,782,344.96, has been registered in the commercial register, the conditional share capital has been reduced by CHF 299,861.85, the lower limit of the capital band has been adjusted to CHF 1,782,344.96 and the upper limit of the capital band has been adjusted to CHF 2,030,086.51.

On June 14, 2023, the Company increased its share capital by CHF 176,000, from CHF 1,153,483.11 to CHF 1,329,483.11, through the issuance of 17,600,000 new registered shares at a nominal value of CHF 0.01 each from its capital band to its fully owned subsidiary, Addex Pharma SA. As a consequence, the lower limit of the capital band has been adjusted to CHF 1,329,483.11.

On May 31, 2023, the shareholders resolved to (i) replace the authorized capital with a capital band, as introduced under the new Swiss corporate law, through the adoption of a new article 3b in the Articles, thereby allowing the Board to increase the share capital within a range from CHF 1,153,483.11 (lower limit) to CHF 1,730,224.66 (upper limit) at any time until May 30, 2028 or until an earlier expiry of the capital range, by issuing up to 57,674,155 fully paid-in registered shares at a nominal value of CHF 0.01 each and (ii) increase the conditional capital from CHF 151,975.93 to CHF 576,741.55. Such resolution was registered in the commercial register on June 5, 2023.

Changes in capital in 2024

On June 28,2024, the shareholders resolved to increase (i) the upper limit of the capital band allowing the Board to increase the share capital within a range from CHF 1,843,544.96 (lower limit) to CHF 2,765,317.44 (upper limit) at any time until June 27,2029 or until an earlier expiry of the capital range, by issuing up to 92,177,248 registered shares at a nominal value of CHF 0.01 each, and (ii) the conditional capital from CHF 829,972.48 to CHF 921,772.48. Such resolution was registered in the commercial register on July 16, 2024.

On February 20, 2024, in accordance with Swiss law, the Company registered in the commercial register 6,120,000 new shares issued out of the conditional capital from December 12, 2023 to December 31, 2023 following the exercise of prefunded warrants granted to one institutional investor on April 3, 2023. Thus, the conditional share capital decreased to

CHF 829,972.48, the lower limit of the capital band increased to CHF 1,843,544.96 and the upper limit of the capital band increased to CHF 2,734,717.44.

Changes in capital in 2025

On October 28, 2025, the Company increased its share capital by CHF 343,000, from CHF 1,843,544.96 to CHF 2,186,544.96, through the issuance of 34,300,000 new registered shares at a nominal value of CHF 0.01 each from its capital band to its fully owned subsidiary, Addex Pharma SA. As a consequence, the lower limit of the capital band has been adjusted to CHF 2,186,544.96.

Shares and participation certificates

Addex has one class of shares, i.e. registered shares with a nominal value of CHF 0.01 per share. Each share is fully paid up and carries one vote and equal dividend rights, with no privileges. We have no participation certificates (bons de participation / Partizipationsscheine).

Equity Sharing certification

Equity sharing certificates are available for granting to employees and/or directors and/or consultants of the Company or any Group company under the Group’s equity incentive plan. Equity sharing certificates do not form part of the share capital, have no nominal value, and do not grant any right to vote nor to attend meetings of shareholders. The Company has 1,700 issued equity sharing certificates (bons de jouissance/Genussscheine). Each equity sharing certificate grants the right to subscribe for 1,000 shares of the Company and a right to liquidation proceeds of the Company calculated in accordance with article 34 of the Articles. The Company’s shares and equity sharing certificates are not certificated. Shareholders and equity sharing certificate holders are not entitled to request printing and delivery of certificates, however, any shareholder or equity sharing certificate holder may at any time request the Company to issue a confirmation of their holdings. As of December 31, 2025, no equity sharing certificate has been granted under any equity incentive plan.

Limitations on transferability of shares and nominee registration

A transfer of uncertified shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to Addex by the bank or the depository institution. If following a transfer of shares a shareholder wishes to vote at or participate in a shareholders’ meeting, such shareholder must file a share registration form in order to be registered in Addex’s share register with voting rights. Failing such registration, a shareholder may not vote at or participate in a shareholders’ meeting. The shares in the form of American Depositary Shares or ADSs are held by the Bank of New York Mellon acting as depositary and voted at the shareholders’ meeting according to the instructions received from the ADS holders.

A purchaser of shares will be recorded in Addex’s share register as a shareholder with voting rights if the purchaser discloses its name, citizenship or registered office and address and gives a declaration that it has acquired the shares in its own name and for its own account.

Article 5 of the Articles provides that a person or entity that does not explicitly state in its registration request that it will hold the shares for its own account (Nominee) may be entered as a shareholder in the share register with voting rights for shares up to a maximum of 5% of the share capital as set forth in the commercial register. Shares held by a Nominee that exceed this limit are only registered in the share register with voting rights if such Nominee discloses the name, address and shareholding of any person or legal entity for whose account it is holding 1% or more of the share capital as set forth in the commercial register.

The limit of 1% shall apply correspondingly to Nominees who are related to one another through capital ownership or voting rights or have a common management or are otherwise interrelated. A share being indivisible, hence only one representative of each share will be recognized. Furthermore, shares may only be pledged in favor of the bank that administers the bank entries of such shares for the account of the pledging shareholders. If the registration of shareholdings with voting rights was effected based on false information, the Board may cancel such registration with retroactive effect. There are no further rules in the Articles for granting exceptions and no exceptions were granted in 2025. The Articles do not contain any provisions on the procedure and conditions for cancelling privileges and limitations on transferability.

Convertible bonds and options

As of April 28, 2026, we had no convertible or exchangeable bonds or loans outstanding. As of April 28, 2026, we had a total of 66,508,150 equity instruments outstanding, divided into 58,551,386 warrants (the “Warrants”), and 7,956,764 shares reserved for the employee incentive plans (the “ESOP Shares”). The ESOP Shares are granted to non-executive directors, members of the executive management, employees or consultants of the Group. They vest over a four-year period and have a 1:1 subscription ratio, a ten-year expiration term and an exercise price between CHF 0.043 to CHF 3.00. For information on equity incentive plans for non-executive directors, members of the executive management, employees and consultants, refer to note 14 of the audited consolidated financial statements included in our Annual Report on Form 20-F incorporated by reference into this registration statement.

As of April 28, 2026, 55,809,720 Warrants have been granted to the same institutional investor (the “Institutional Investor”) through three offerings, with each Warrant entitling the Institutional Investor to subscribe without any specific conditions one ADS representing 120 registered shares : (i) 9,230,772 Warrants granted on December 21, 2021 with an initial exercise price of CHF 1.00 per share, initially expiring on December 21, 2027, (ii) 15,000,000 Warrants granted on July 26, 2022 with an initial exercise price of CHF 0.30 per share, initially expiring on July 26, 2027, and (iii) 31,578,948 Warrants granted on April 5, 2023 with an initial exercise price of CHF 0.15 per share, initially expiring on April 5, 2028. As part of the offering completed on April 5, 2023 with the Institutional Investor, the exercise price of the Warrants granted on December 21, 2021 and July 26, 2022 were reduced to CHF 0.15 per share and their exercise period was extended to April 5, 2028.

The remaining 2,741,666 Warrants were granted on June 17, 2025 and June 18, 2025 at an exercise price of CHF 0.06 and a 5-year exercise period.

Stock Exchange Listing

The ADSs have been listed on Nasdaq, under the symbol “ADXN” since January 29, 2020 and our shares have been listed on SIX under the ticker symbol “ADXN” since May 21, 2007.

Registrar of Shares, Depositary for ADSs

Our share register is maintained by ShareCommService AG. The share register reflects only record owners of our shares. Holders of ADSs representing our shares will not be treated as our shareholders and their names will therefore not be entered in our share register. The Bank of New York Mellon acts as the depositary for the ADSs representing our shares and the custodian for shares represented by ADSs is UBS Switzerland AG.

Holders of ADSs representing our shares have a right to receive the shares underlying such ADSs. For discussion on ADSs representing our shares and rights of ADS holders, see the section entitled “Description of American Depositary Shares” in exhibit 2.5 of the Annual Report on form 20-F.

Notification and Disclosure of Substantial Share Interests

Under the applicable provisions of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act (“FMIA”), persons who directly, indirectly or in concert with other parties acquire or dispose of our shares, purchase rights or obligations relating to our shares (the “Purchase Positions”) or sale rights or obligations relating to our shares (the “Sale Positions”), and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33∕%, 50% or 66∕% of our voting rights (whether exercisable or not) must notify us and the Disclosure Office of the SIX of such acquisition or disposal in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information via the SIX’s electronic publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares and Purchase Positions, on the one hand, and Sale Positions, on the other hand, may not be netted. Rather, the shares and Purchase Positions and the Sale Positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach, exceed or fall below one of the thresholds. In addition, actual share ownership must be reported separately if it reaches, exceeds or falls below one of the thresholds.

Obligation to Make an Offer

Pursuant to the FMIA, any person that acquires our shares, whether directly or indirectly or acting in concert with third parties, and, as a result, exceeds the threshold of 33 1∕3% of our voting rights (whether exercisable or not), must submit a public tender offer to acquire 100% of our shares. A company’s articles of association may waive this requirement or raise the relevant threshold to up to 49% (“opting out” and “opting up”, respectively).

The Swiss Takeover Board or the Swiss Financial Market Supervisory Authority FINMA may grant exemptions from the mandatory offer rule in certain circumstances. Also, there is no obligation to make a public tender offer under the FMIA and its implementing ordinances if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. However, such acquisitions have to be notified to the Swiss Takeover.